SECURITY NATIONAL FINANCIAL CORPORATION
5300 South 360 West, Suite 250
Salt Lake City, Utah 84123
Telephone (801) 264-1060

April 6, 2011

U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20002

Attn:       David Irving

Re:	Security National Financial Corporation
Form 10-K for Fiscal Year Ended December 31, 2009
Form 10-Q for Fiscal Quarter Ended September 30, 2010
File No. 000-09341

Dear Mr. Irving:

The following constitutes supplemental information to the information contained in the letter of February 17, 2011 from Security National Financial Corporation (the “Company”) with respect to the above-referenced Form 10-K for the fiscal year ended December 31, 2009 and Form 10-Q for the fiscal quarter ended September 30, 2010.

Attached to this letter are the mortgage loan aging schedules which were included in the footnotes to the Company’s Form 10-K report for the year ended December 31, 2010.    As noted in the footnotes to the consolidated financial statements for the years ended December 31, 2010 and 2009, the Company provides an allowance for loan losses on its mortgage loans held for investment.  The allowance is comprised of two components.  The first component is an allowance for collectively evaluated impairment that is based upon the Company’s historical experience in collecting similar receivables.  The second component is based upon individual evaluation of loans that are determined to be impaired.

Upon determining impairment the Company establishes an individual impairment allowance based upon an assessment of the fair value of the underlying collateral.  In addition, when a mortgage loan is past due more than 90 days, the Company does not accrue any interest income and proceeds to foreclose on the real estate.  All expenses for foreclosure are expensed as incurred.  Once foreclosed the carrying value will approximate the lower of cost or fair value and the amount is classified as other real estate owned being held for investment or sale.  The Company will rent the properties until it is economically beneficial to sell them.

April 6, 2011

The following is a discussion of how the Company evaluates the allowances by each of the categories:

Commercial Loans

Commercial loans are supported by loan files that are reviewed by the Company’s Loan Committee consisting of the senior officers prior to approval of the loans.  The loan file includes a current appraisal of the property, photographs of the property, cash flow analysis, title reports, credit scores and other documents to support the value of the loan.  The Company’s commercial loans are, with few exceptions, in the range of 40% to 60% loan to value (LTV) and in a first lien position on the properties.

As of December 31, 2010, the Company had one impaired commercial loan which it carries at an unpaid principal balance of $439,794. The loan is secured by property in Scottsdale, Arizona that is in bankruptcy.  The borrower’s intent is to sell the property in order to pay the Company all outstanding principal and interest on the loan.   The bankruptcy court appointed a receiver and, on the basis of the receiver’s report, a fair market value of approximately $1,000,000 has been established for the property.  By selling the property, the borrower will pay all outstanding obligations owed to the Company and avoid the loss of approximately $500,000 in equity still remaining in the property that would otherwise be forfeited if the property were foreclosed.

Each quarter, management reviews the current commercial loans and determines if an allowance is required based on the Company’s actual experience of losses on impaired commercial loans.  To date, the Company has not incurred any significant losses.  As a result, management has determined that no allowance is required on the current commercial loans in its portfolio.  The carrying value of all commercial loans is supported by appraisals and cash flow analysis of revenue received.  Also, the Company has not accrued any interest income or capitalized any of the foreclosure costs on the impaired commercial loans.

Residential Loans

The Company is in the business of acquiring, underwriting, originating and selling mortgage loans to third party investors.  During this process a current appraisal is obtained through Appraisal Management Company (AMC), an affiliate of the Company.  AMC selects an appraiser that is not affiliated with the Company, thus eliminating the possibility of an affiliation between the buyer and the appraiser.  The appraisal is included in the funding packet to support the value of the collateral.  In addition, the underwriting process includes the use of fraud guard software, which utilizes an electronic valuation component that creates an additional reference point to verify that the appraised value is reasonable and in accordance with industry standards and guidelines.

Any significant differences in valuation are investigated by using one of several automated valuation models, field reviews and desk reviews.  If the underwriter is still uncomfortable with the value of the collateral, a second appraisal is requested and reconciled with the initial appraisal.  As a result of the steps taken during the underwriting process, the Company believes the initial appraisal represents the fair market value of the property at the time of funding.

April 6, 2011

In the Company’s mortgage loan business, a certain number of loans that are originated are either not settled by third party investors or are repurchased by the Company during the year.  The majority of these transactions occur within twelve months from the date of the initial appraisals of the collateral.  Most of the reasons for the unsettled or repurchased loans are unrelated to the appraised value of the property; such reasons include, but are not limited to, insufficient income to qualify for the loan and errors in the funding file documentation.

Due to the short time between the initial appraisal and the time of placing the mortgage loans in the Company’s portfolio, the Company believes that acquiring a new appraisal is a costly and unnecessary step.  This is especially true as the current steps taken to ensure the accuracy of the initial appraisal have all but eliminated the need to repurchase loans due to overstated appraisals.  However, if the reason for the Company being unable to settle the loan is  related  to the questionable value of the collateral , the Company orders a new appraisal and reconciles the difference between the initial and new appraisal and provides an allowance, if necessary, to record the loan at the lower of cost or market.

As of December 31, 2010, the Company had a residential loan portfolio of $60,285,273.  Of these loans, there were $49,511,562 in active and performing loans and $10,773,711 in loans that were 90 days or more past due.  The balance of impaired loans as of December 31, 2010 represented an improvement of $3,776,687 over the impaired loan balance as of December 31, 2009.

           Each week, the Company holds a loan delinquency committee meeting.  Participants at the meeting include Scott Quist, Stephen Sill and Jeffrey Stephens, who are the President, Chief Financial Officer, and General Counsel, respectively, of the Company; Lynn Beckstead, Stephen Johnson and Garrett Sill, who are the President, Chief Operating Officer, and Chief Financial Officer, respectively, of SecurityNational Mortgage Company; and other key employees of the Company’s real estate, commercial loan and construction loan departments.  The purpose of the meeting is to review all delinquent loans.  During the meeting, the committee receives reports from the loan servicing officer and the commercial and construction loan officers about the status of individual delinquent loans. Their reports provide details of collection efforts on all loans that are delinquent 30 days or more.

A loan becomes impaired once the loan servicing and the commercial and construction loan officers determine that collection efforts have been exhausted.  This determination could be any time in the delinquency status between 30 to 120 days.  The loan is then placed into foreclosure.  Once in foreclosure an  assessment is made by the Company’s regional real estate managers and mortgage servicing officers, which includes a review of the most recent appraisal, the location of the collateral, the physical condition of the property, including photographs of the property where available, tax assessments and current market for sales and rental income.

April 6, 2011

For the past three years, the Company’s management was of the opinion that the mortgage loan transactions in the market were not orderly because more than 20% of existing mortgage balances were greater than the then current equity in the homes and approximately one-third of the homes sold were from foreclosures. Management believed that requiring a new appraisal on the collateral would not be as accurate as its current assessment due to the disorderly nature of the real estate markets.  This was in accordance with the release dated September 30, 2008 from the Securities and Exchange Commission that states as follows:  “The results of disorderly transactions are not determinative when measuring fair value.  The concept of fair value measurement assumes an orderly transaction between market participants.  An orderly transaction is one that involves market participants that are willing to transact and allows for adequate exposure to the market.  Distressed or forced liquidation sales are not orderly transactions, and thus the fact that a transaction is distressed or forced should be considered when weighing the available evidence.  Determining whether a particular transaction is forced or disorderly requires judgment.”

By letter dated March 11, 2009, the Utah Insurance Department, which oversees Security National Life Insurance Company (“Security National Life”), a wholly owned subsidiary of the Company, granted a permitted accounting practice to Security National Life.  The permitted practice provided that Security National Life would not be required to obtain updated appraisals at the time of foreclosure on mortgage loans.  Attached for your information is a copy of the March 11, 2009 letter from the Utah Insurance Department.    Beginning in 2011, the Utah Insurance Department has withdrawn the permitted accounting practice and the Company is now obtaining appraisals to determine the fair value of its foreclosed properties.

Prior to 2011, the Company based its fair value analysis in accordance with GAAP as described in ASC 310-10-35-22, ASC 820-10-35-32 and ASC 820-10-35-33.  The Company believes that in an orderly market fair value will approximate the replacement cost of a home and the rental income provides a cash flow stream for investment analysis.  The Company believes the highest and best use of the properties are as income producing assets since it is the Company’s intent to hold the properties as rental properties, matching the income from the investment in rental properties with the funds required for future estimated policy claims. Accordingly, the fair value determination will be weighted more heavily towards the rental analysis.

It should be noted that for replacement cost, when determining the fair value of mortgage properties, the Company used Marshall & Swift, a provider of building cost information to the real estate construction industry. For the investment analysis, the Company used market data based upon its real estate operation experience and projected the present value of the net rental income over seven years. The Company used 60% of the projected cash flow analysis and 40% of the replacement cost to approximate fair value of the collateral.  Based upon this assessment, allowances are established to cover any potential impairment losses.  As of December 31, 2010, the allowance for impaired loans was $5,131,779, or 47.6% of the loans delinquent 90 days or more.  Any unpaid investment income is written off directly to expense, and foreclosure costs are expensed as incurred.  Attached for your information is a worksheet showing four examples of appraisals using this analysis to determine fair value.  These examples are four of the Company’s larger foreclosed properties.

April 6, 2011

Each quarter, the Company also analyzes its current loan portfolio and determines the level of allowance needed for loans that are listed as current in the portfolio.  The basis of the analysis places a higher weight on loans with high loan to value ratios, those that lack mortgage insurance, and certain loan types that have a higher percentage of default based on the Company’s experience.  The Company has provided an allowance of $1,080,293 as of December 31, 2010.

Each quarter, the Company makes a further analysis of the foreclosed properties to determine if any additional allowances are necessary by comparing national indexes of loan to value ratios by region to the Company’s loan to value ratios.   Based upon the above procedures, the Company’s management believes that residential loans are reflected in the Company’s financial statements at the lower of cost or market in accordance with GAAP requirements.

Construction Loans

One of the Company’s financing activities is providing loans for the construction of residential properties.  During the period ended December 31, 2010, the amount outstanding from construction loans was $18,436,495, representing a reduction of $6,591,586 from the period ended December 31, 2009.  The slowdown in construction lending during the past year accounts for most of the reduction in construction loans.

Construction lending is valued at actual cost incurred.  As a home is built, the cost is accumulated and the builder or home buyer pays interest on the outstanding balance on the construction loan.  Prior to a construction loan being approved, the Company’s loan committee reviews the loan documents and the plans for the home as well as the ability of the borrower to repay the loan and the value of the collateral being provided by the borrower.  Loans are normally provided for 80% of the ultimate finished value.  The Company is in a first lien position on the home and generally does not fund lot purchases.  Also, the profit or residual amount of the loan to be paid to the builder is usually held until completion of the home.  Throughout the construction process, the progress is inspected and approved by the Company with draws being allowed up to the amount completed at the time the draw is requested.

Delinquent loans generally involve homes that have been completed and the borrower cannot obtain long term financing or has not sold an existing home and, as a result, cannot make the required payments.  The Company follows the same procedures as outlined above under residential loans to provide allowances for loan losses.  As of December 31, 2010, the Company had $3,079,513 in construction loans that were delinquent more than 90 days. An allowance for the delinquent loans has been set up in the amount of $740,000, or 24% of the delinquent loan balance. Based on the Company’s experience and historical loss rates on foreclosed loans, the Company has provided an allowance of $118,370 for the current construction loan portfolio.   Unpaid interest and foreclosure fees are expensed and not included in the value of the property.

April 6, 2011

If you have any questions in regards to the foregoing information, please do not hesitate to call me at (801) 214-1060 or (801) 287-8171.

Very truly yours,

/s/ Stephen M. Sill
Stephen M. Sill
Vice President, Treasurer and
Chief Financial Officer

Security National Financial Corporation
Mortgage Loan Aging Exhibit

The following is a summary of the allowance for loan losses as a contra-asset account for the periods presented:

Allowance for Credit Losses and Recorded Investment in Mortgage Loans
For the Years Ended December 31, 2010, and 2009

	Commercial	Residential	Residential Construction	Total
2010
Allowance for credit losses:
Beginning balance	$-	$5,917,792	$891,011	$6,808,803
Charge-offs	-	(335,853)	(32,641)	(368,494)
Provision	-	630,133	-	630,133
Ending balance	$-	$6,212,072	$858,370	$7,070,442

Ending balance: individually evaluated for impairment	$-	$5,131,779	$740,000	$5,871,779

Ending balance: collectively evaluated for impairment	$-	$1,080,293	$118,370	$1,198,663

Ending balance: loans acquired with deteriorated credit quality	$-	$-	$-	$-

Mortgage loans:
Ending balance	$24,502,781	$60,285,273	$18,436,495	$103,224,549

Ending balance: individually evaluated for impairment	$-	$7,236,095	$2,085,467	$9,321,562

Ending balance: collectively evaluated for impairment	$24,502,781	$53,049,178	$16,351,028	$93,902,987

Ending balance: loans acquired with deteriorated credit quality	$-	$-	$-	$-

2009
Allowance for credit losses:
Beginning balance	$-	$4,139,456	$641,011	$4,780,467
Charge-offs	-	(1,137,707)	-	(1,137,707)
Provision	-	2,916,043	250,000	3,166,043
Ending balance	$-	$5,917,792	$891,011	$6,808,803

Ending balance: individually evaluated for impairment	$-	$4,851,669	$740,000	$5,591,669

Ending balance: collectively evaluated for impairment	$-	$1,066,123	$151,011	$1,217,134

Ending balance: loans acquired with deteriorated credit quality	$-	$-	$-	$-

Mortgage loans:
Ending balance	$24,206,957	$60,863,841	$25,028,081	$110,098,879

Ending balance: individually evaluated for impairment	$-	$9,218,615	$2,889,184	$12,107,799

Ending balance: collectively evaluated for impairment	$24,206,957	$51,645,226	$22,138,897	$97,991,080

Ending balance: loans acquired with deteriorated credit quality	$-	$-	$-	$-

The following is a summary of the aging of mortgage loans for the periods presented.

Age Analysis of Past Due Mortgage Loans
Years Ended December 31, 2010 and 2009

	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days 1)	In Foreclosure 1)	Total Past Due	Current	Total Mortgage Loans	Allowance for Loan Losses	Net Mortgage Loans
2010
Commercial	$-	$734,756	$-	$439,794	$1,174,550	$23,328,231	$24,502,781	$-	$24,502,781
Residential	767,970	782,174	3,537,616	7,236,095	12,323,855	47,961,418	60,285,273	(6,212,072)	54,454,831
Residential Construction	849,375	1,543,593	994,046	2,085,467	5,472,481	12,964,014	18,436,495	(858,370)	17,196,495

Total	$1,617,345	$3,060,523	$4,531,662	$9,761,356	$18,970,886	$84,253,663	$103,224,549	$(7,070,442)	$96,154,107

2009
Commercial	$1,523,707	$-	$-	$-	$1,523,707	$22,683,250	$24,206,957	$-	$24,206,957
Residential	1,392,842	800,508	5,331,782	9,218,615	16,743,747	44,120,094	60,863,841	(5,917,792)	55,295,038
Residential Construction	1,684,277	834,469	2,098,554	2,889,184	7,506,484	17,521,597	25,028,081	(891,011)	23,788,081

Total	$4,600,826	$1,634,977	$7,430,336	$12,107,799	$25,773,938	$84,324,941	$110,098,879	$(6,808,803)	$103,290,076

1) There was not any interest income recognized on loans past due greater than 90 days or in foreclosure.

Impaired Mortgage Loans

Impaired mortgage loans include loans with a related specific valuation allowance or loans whose carrying amount has been reduced to the expected collectible amount because the impairment has been considered other than temporary. The recorded investment in and unpaid principal balance of impaired loans along with the related loan specific allowance for losses, if any, for each reporting period and the average recorded investment and interest income recognized during the time the loans were impaired were as follows:

Impaired Loans
For the Years Ended December 31, 2010, and 2009

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
2010
With no related allowance recorded:
Commercial	$439,794	$439,794		$439,794	$-
Residential	3,537,616	3,537,616		3,537,616	-
Residential construction	994,046	994,046		994,046	-

With an allowance recorded:
Commercial	$-	$-	$-	$-	$-
Residential	7,236,095	7,236,095	5,131,779	7,236,095	-
Residential construction	2,085,467	2,085,467	740,000	2,085,467	-

Total:
Commercial	$439,794	$439,794	$-	$439,794	$-
Residential	10,773,711	10,773,711	5,131,779	10,773,711	-
Residential construction	3,079,513	3,079,513	740,000	3,079,513	-

2009
With no related allowance recorded:
Commercial	$-	$-		$-	$-
Residential	5,331,782	5,331,782		5,331,782	-
Residential construction	2,098,554	2,098,554		2,098,554	-

With an allowance recorded:
Commercial	$-	$-	$-	$-	$-
Residential	9,218,615	9,218,615	4,851,669	9,218,615	-
Residential construction	2,889,184	2,889,184	740,000	2,889,184	-

Total:
Commercial	$-	$-	$-	$-	$-
Residential	14,550,397	14,550,397	4,851,669	14,550,397	-
Residential construction	4,987,738	4,987,738	740,000	4,987,738	-

Credit Risk Profile Based on Performance Status

The Company’s mortgage loan portfolio is monitored based on performance of the loans. Monitoring a mortgage loan increases when the loan is delinquent or earlier if there is an indication of impairment. The Company defines non-performing mortgage loans as loans 90 days or greater delinquent or on non-accrual status.

The Company’s performing and non-performing mortgage loans were as follows:

Mortgage Loan Credit Exposure
Credit Risk Profile Based on Payment Activity
As of December 31, 2010, and 2009

	Commercial		Residential		Residential Construction		Total
	2010	2009	2010	2009	2010	2009	2010	2009

Peforming	$24,062,987	$24,206,957	$49,511,562	$46,313,444	$15,356,982	$20,040,343	$88,931,531	$90,560,744
Nonperforming	439,794	-	10,773,711	14,550,397	3,079,513	4,987,738	14,293,018	19,538,135

Total	$24,502,781	$24,206,957	$60,285,273	$60,863,841	$18,436,495	$25,028,081	$103,224,549	$110,098,879

Non-Accrual Mortgage Loans

Once a loan is past due 90 days, it is the policy of the Company to end the accrual of interest income on the loan and write off any income that had been accrued. Interest not accrued on these loans totals $1,852,000 and $1,545,000 as of December 31, 2010 and 2009, respectively.

The following is a summary of mortgage loans on a nonaccrual status for the periods presented.

	Mortgage Loans on Nonaccrual Status
	As of December 31, 2010, and 2009

	2010	2009
Commercial	$439,794	$-
Residential	10,773,711	14,550,397
Residential construction	3,079,513	4,987,738

Total	$14,293,018	$19,538,135

State of Utah
Insurance Department
D. Kent Michie
Commissioner

Jon M. Huntsman, Jr.
  Governor
Gary R. Herbert
Lieutenant Governor

March 11, 2009

Stephen M. Sill, CPA
Vice President and Treasurer
Security National Life Insurance Company
P.O. Box 57220
Salt Lake City, Utah 84157-0220

Re:  Real Estate Valuation Permitted Practice

Dear Steve:

The purpose of this letter is to officially notify you of the permitted practice that was granted to Security National Life Insurance Company (the Company) last month considering the valuation of foreclosed properties that were reclassified from “Mortgage loans on real estate – First liens” to “Properties held for the production of income” and “Properties held for sale.”

Background:
Our understanding is as follows:

The Company is using the remaining principal balances of the first liens mortgages at the time of foreclosure, which are in all cases less than 80% of the most current appraised value, as the reported book value.  The majority of appraisals are less than 18 months old.

The Company asserts the value of obtaining appraisals on these properties at time of foreclosure does not justify the cost, and that the book values are more conservative than current appraised values would be, since it is unlikely the appraised valuations for these properties will have dropped in excess of 20%.

Departure from the NAIC AP&P Manual and State Prescribed Practices:
The requested permitted practice is a departure from SSAP 40 paragraph 12 which states, “…appraisals shall be obtained for real estate investments at the time of foreclosure…”

Conclusion:
The Company may use the remaining principal balance of the first lien mortgages at the time of foreclosure for the real estate carrying value on the statutory financials until further notice is received from the commissioner.  However, the Company will continue to comply with all other provisions of SSAP 40 including the requirement “…an appraisal shall be maintained that is no more than five years old as of the reporting date.”

Security National Life Insurance Company
Permitted Practices Letter
March 11, 2009

In closing, please feel free to share this letter with any person wanting verification that you have been granted a permitted practice concerning the valuation of real estate.  Also, you, or anyone else, should feel free to contact Dan Applegarth if they have any further questions or concerns regarding this matter.  His phone number is (801) 538-9509.  His email address is dapplegarth@utah.gov.

Sincerely,

D. KENT MICHIE
Insurance Commissioner

/s/ Daniel W. Applegarth

By Daniel W. Applegarth, CFE, CPA
Assistant Chief Analyst

cc:  Jake Garn
       David Gaines
       File

Security National Financial Corporation
Analysis of Lower of Cost or Fair Value

ID Number	SN00125
Appraisal	$1,120,000
Appraisal Date	8/6/2007
Address: Property 1 - Idaho
Property Description: 2 Story 5,356 sq ft

Market Rent		$30,000
Taxes		9,212
Insurance		1,285
Maintenance Expenses		1,500
Net Rent		18,003

Loan Cost:
Unpaid Principal		709,236
Accrued Interest		139,721
Unpaid taxes		19,350
Forced place insurance		7,776
Legal expenses		2,500
Total Cost		878,583

Replacement Cost:
Per Marshall & Swift cost per sq ft		192
Sq Ft		5,356
Land Value (current estimate)		120,000
Total Cost		1,148,459
Age of Home		-
Depreciation		-
Net Replacement Cost		1,148,459

Fair Value:
Net replacement Cost		1,148,459
Investment value (NRC plus 7 Yr PV of net rent)		1,270,728

Weighted ave (60% Investment value;40% Replacement)		1,221,821

Carrying value		709,236

ID Number	BH00615
Appraisal	$810,000
Appraisal Date	2/23/2007
Address: Property 2 - Utah

Property Description: 2 Story 3,295 sq ft

Market Rent		$30,000
Taxes		2,911
Insurance		1,151
Maintenance Expenses		1,500
Net Rent		24,438

Loan Cost:
Unpaid Principal		648,000
Accrued Interest		140,074
Unpaid taxes		3,032
Forced place insurance		1,944
Legal expenses		2,500
Total Cost		795,550

Replacement Cost:
Per Marshall & Swift cost per sq ft		153
Sq Ft		3,295
Land Value (current estimate)		125,000
Total Cost		630,684
Age of Home		4
Depreciation		50,568
Net Replacement Cost		580,115

Fair Value:
Net replacement Cost		580,115
Investment value (NRC plus 7 Yr PV of net rent)		746,088

Weighted ave (60% Investment value;40% Replacement)		679,699

Carrying value		648,000

ID Number	BH00622
Appraisal	$941,100
Appraisal Date	4/30/2007
Address: Property 3 - Utah

Property Description: 2 Story 4,009 sq ft

Market Rent		$30,000
Taxes		2,789
Insurance		1,353
Maintenance Expenses		1,500
Net Rent		24,358

Loan Cost:
Unpaid Principal		743,964
Accrued Interest		117,512
Unpaid taxes		10,093
Forced place insurance		2,232
Legal expenses		2,500
Total Cost		876,301

Replacement Cost:
Per Marshall & Swift cost per sq ft		157
Sq Ft		4,009
Land Value (current estimate)		125,000
Total Cost		753,210
Age of Home		4
Depreciation		62,821
Net Replacement Cost		690,389

Fair Value:
Net replacement Cost		690,389
Investment value (NRC plus 7 Yr PV of net rent)		855,819

Weighted ave (60% Investment value;40% Replacement)		789,647

Carrying value		743,964

ID Number	379701
Appraisal	$650,000
Appraisal Date	5/8/2007
Address: Property 4 - Oklahoma

Property Description: Tr. 1 + St. Fr/Stc 4,982 sq ft

Market Rent		$12,000.00
Taxes		4,937
Insurance		704
Maintenance Expenses		600
Net Rent		5,759

Loan Cost:
Unpaid Principal		395,000
Accrued Interest		14,957
Unpaid taxes		5,011
Forced place insurance		1,252
Legal expenses		2,500
Total Cost		418,720

Replacement Cost:
Per Marshall & Swift cost per sq ft		109
Sq Ft		4,982
Land Value (current estimate)		70,000
Total Cost		611,643
Age of Home		5
Depreciation		67,705
Net Replacement Cost		543,938

Fair Value:
Net replacement Cost		543,938
Investment value (NRC plus 7 Yr PV of net rent)		583,050

Weighted ave (60% Investment value;40% Replacement)		567,405

Carrying value		395,000